**EXHIBIT A**
**FORM OF JOINDER AGREEMENT**

This Joinder Agreement (the "**Joinder Agreement**") to the MAKE Community LLC (the "**Company**") Amended and Restated Limited Liability Company Agreement dated as of [DATE], by and among the Members of Company defined therein (the "**LLC Agreement**") is executed and delivered as of the date set forth below by the individual or entity identified below (the "**Joining Member**") and is effective as of the date hereof. All capitalized terms used but not defined herein shall have the respective meanings ascribed to them in the LLC Agreement.

WHEREAS, Joining Member desires to acquire the number and class of the Company's Units set forth below, each representing a Membership Interest of the Company; and

WHEREAS, in connection with acquiring the Membership Interests, Joining Member must, among other things, become a party to the LLC Agreement;

NOW, THEREFORE, in consideration of the premises, the mutual covenants contained herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

Joining Member hereby acknowledges and agrees with the Company that Joining Member is a signatory and party to the LLC Agreement as of the date set forth below and thus subject to all terms and conditions of the LLC Agreement applicable to each Member of the Company.

IN WITNESS WHEREOF, the undersigned has executed this Joinder Agreement on the date set forth below.

JOINING MEMBER

______________________________

By:______________________________

Name:______________________________

Title:______________________________

Address:

______________________________

______________________________

Email:______________________________

Capital Contribution:______________________________

ACCEPTED:

MAKE Community LLC

By:______________________________

Name:______________________________

Title:______________________________

Acceptance Date:______________________________